UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                       For the date of 06 December 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






EMBARGO 11am                                                     6 DECEMBER 2005


                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its year end close period. Please note that all trends in this update are in constant currency terms and relative to 2004 pro-forma IFRS results.


2005 has been a year in which we have achieved strong performance across the enterprise.


We expect the consistent, recurring and sustainable nature of our business to be underlined in each of our operating divisions by:


  - Double digit profit growth

  - Income growing faster than costs, resulting in lower cost / income ratios

  - Market share gains in targeted sectors and products.

Our partnership with M&T continues to flourish and we expect this to be again reflected in its profit contribution this year.


Earnings momentum is driven by our franchises being located in outperforming economies which underpin high volume, high quality growth. Momentum is further assured by very robust asset quality. Our growth is built on customer demand, most clearly illustrated by expected record levels of deposit growth in both our Irish and British franchises. We actively manage our sound capital and funding positions so as to support the deep supply of high quality growth opportunities we continue to identify.


At our interim results in August, we guided earnings per share (EPS) in 2005 in a range of 140c - 142c. Performance in our franchises since then now leads us to target the upper end of that range. This compares to the pro-forma IFRS EPS in 2004 of 127.1c. Guidance for 2005 assumes zero volatility due to accounting hedge ineffectiveness under IFRS.


We continue investing to support and sustain growth. Significant financial and people investment is being made in our risk, compliance and governance framework. Our work programmes to ensure we meet our extensive regulatory requirements are on track. The resourcing and restructuring of our enterprise wide approach to operations is in implementation and we expect this to further bolster our business capability.



REPUBLIC OF IRELAND DIVISION

Buoyant, high quality volume growth has again been a feature of our Irish retail and commercial banking business this year. Loans are expected to grow by around 25% and reflect further gains from our long held position as the number one business bank in the market. Our mortgage growth is broadly in line with the market which is being achieved while ensuring new business written is of the same high quality as the back book. The effectiveness of our customer relationship management approach is underlined by the high teens deposit growth anticipated this year.


Profit at Ark Life - which will shortly begin its partnership with Aviva's Irish subsidiary, Hibernian - is expected to be up on last year.



GREAT BRITAIN AND NORTHERN IRELAND DIVISION

In Great Britain our focus on chosen mid market business sectors is driving strong profit growth. A growing number of customers are selecting us as their bank of choice, attracted by our differentiated and consistent service offering. Our growth is supported by recruitment and investment in people and business infrastructure. Quality is underpinned by our long established practice of avoiding exposure to higher risk sectors, those which are heavily commoditised and those in which we do not hold an advantage over our competitors with larger scale and market coverage.


In Northern Ireland solid profit growth is anticipated on the back of strong increases in both loans and deposits.


Overall in the division we expect loan growth of around 25% and deposits to increase by around 18%.



CAPITAL MARKETS DIVISION

Profit growth anticipated this year will again demonstrate the strength and sustainability of this division. A key catalyst for growth is the expected significantly increased contribution from Corporate Banking which represents more than half the profit of Capital Markets division. Our domestic corporate unit is performing satisfactorily and in particular, our international business
- which now comprises c. 70% of Corporate Banking's profit - is growing strongly. We expect loans overall to grow by around 25% while remaining rigorous in our assessment of loan quality and returns.


In Treasury we expect satisfactory revenues from customer activities. Our bond management and interest rate trading units are performing well, while maintaining low risk positions.


In line with expectations, Investment Banking is having a good year with a particularly notable performance from Goodbody Stockbrokers and our Corporate Finance teams.



POLAND DIVISION

Building on the strong recovery in 2004, the full year will reflect further positive performance momentum.


The main drivers continue to be non interest income growth underpinned by market share gains in investment funds and stockbroking, sustained tight cost management and best in class asset quality.


Customer demand for savings products is heavily biased towards mutual funds in the current lower interest rate environment. We are now a top 3 mutual fund provider following growth of over 100% in funds under management this year. In bank deposits we expect growth of around 3%. Loans are expected to be up by around 2%, a little better than at the half year stage. Attainment of more rapid growth continues to be challenging due to subdued business demand, combined with our continued focus on lower risk local currency mortgages, in which we continue to grow market share.



M&T BANK CORPORATION

At M&T we anticipate another year of good profit growth in 2005. A highlight of performance in the first 9 months has been management's ability to contain costs during a period of slow industry wide revenue growth. The efficiency ratio has been reduced to 50% in the third quarter and productivity gains are being complemented by very good asset quality.



MARGINS

Consistent with guidance at our interim results, the expected rate of reduction in our net interest margin of around 20 basis points is unchanged. The causes are also the same as previously advised - loans growing faster than deposits, lower reinvestment rates for customer account funds, business mix and competition.



NON INTEREST INCOME

An increase of around 4% is expected this year. Momentum in this income category is affected by the inclusion of lending related fees under IFRS in interest income. Corporate banking and card fees are notably higher sources of non interest income in 2005.



COSTS

We expect an increase of around 7 - 8% in 2005. Regulatory costs continue to be a significant factor. We are investing heavily in our business and people. We will continue to do so at this time of widespread opportunity in our franchises. Our focus remains on efficiency and improving productivity in which we are making further progress this year.



ASSET QUALITY

Asset quality remains resilient and there has been no deterioration in any of our portfolios. All leading indicators of loan impairment continue to be stable. At our interim results we guided a loan loss charge of less than 20 basis points of average loans for 2005 and stated that the lower charge in the first half was exceptional. We now reiterate both aspects of that previous guidance.



NOTE

Group results for the year end 31st December 2005 will be announced on 22nd February 2006.



                                     -ENDS-


For further information please contact:

Alan Kelly                                   Catherine Burke
Head of Group Investor Relations             Head of Corporate Relations
AIB Group                                    AIB Group
Bankcentre                                   Bankcentre
Dublin 4                                     Dublin 4
Tel: +353-1-6600311 ext. 12162               Tel: +353-1-6600311 ext. 13894

                                 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 December 2005                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.